LAS VEGAS RAILWAY EXPRESS, INC.
6650 VIA AUSTI PARKWAY, SUITE 140
LAS VEGAS, NV 89119

January 8, 2015

Kathryn McHale
Senior Staff Attorney
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Railway Express, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 23, 2014
File No. 000-54648

Dear Ms. McHale:

By letter dated December 30, 2014, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Las Vegas Railway Express, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on December 23, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Proposal No. 1

General

1.
We note your disclosure that you believe that changing the name to X Holdings Corporation will more accurately reflect and represent to the public your business. Please revise to explain how the name “X Holdings Corporation” relates to your business.

Response:

As the Company’s business is not limited to the Las Vegas area, we believe that a more general name might be more accurate.  Additionally, because the Company operates a train called “The X Train” and the Company’s stock symbol is “XTRN,” the name “X Holdings Corporation” would provide consistency among the Company’s name, business and stock symbol.  This proposed name change is not the result of a change or planned change in the Company’s business.

Proposal No. 2

Purposes and Effects of Proposal 2

2.	You refer to Proposal 2 as both Proposal 1 and Proposal 5 in this section. Please revise.

Response:

This section will be revised to correct any errors; please see response to Item 3 below.

3.
You state that the Board of Directors has made no decisions or commitments with respect to the use of the requested shares of Common Stock. However, based on the Staff’s discussions with the company and outside counsel, it appears that the proposal to increase the number of authorized shares is in response to recent private placements of convertible securities. Please revise to disclose in full any planned or expected uses of the newly authorized shares of common stock. In particular, please explain the nature of the private placement(s) and the conversion aspects of the securities.

Response:

To clarify that Common Stock may be issued pursuant to existing convertible instruments, as disclosed in the Company’s public filings, the Section entitled “Purposes and Effects of Proposal 2” will be revised and restated as follows:

Purposes and Effects of Proposal 2

The primary purpose of the Authorized Share Increase is for general corporate purposes, including, without limitation, capital raising, merger and acquisition opportunities, the issuance of stock dividends or stock splits, issuance of stock pursuant to convertible instruments, and other general corporate purposes.

The effect of the adoption of Proposal 2 would be to grant the Board of Directors the authority to issue shares of Common Stock as it deems necessary or advisable without any additional action by the Company’s shareholders, unless otherwise required by law or by the rules and policies of the OTC Markets or any other quotation system or exchange upon which the shares of Common Stock of the Company are listed and trade.

The Board of Directors has made no decisions or commitments with respect to the use of the requested shares of Common Stock, other than the issuance of stock as may be required in the near future pursuant to the following convertible notes and other agreements in the approximate aggregate amount of approximately $5,500,000, as previously disclosed by the Company in its public filings: (i) Promissory Note dated October 1, 2013; (ii) Senior Secured Convertible Promissory Note dated November 22, 2013 (subsequently exchanged for a new note under a Note Exchange Agreement dated April 11, 2014); (iii) Warrants issued November 22, 2013; (iv) Convertible Promissory Note dated March 24, 2014; (v) Convertible Note Agreement dated March 25, 2014; (vi) Convertible Promissory Note dated April 2, 2014; (vii) Convertible Note dated April 17, 2014; (viii) Convertible Note dated April 30, 2014; (ix) Convertible Note dated May 6, 2014; (x) Secured Convertible Note dated May 12, 2014; (xi) Convertible Promissory Note dated May 28, 2014; (xii) Convertible Debenture dated June 13, 2014; (xiii) Convertible Promissory Note dated July 1, 2014; (xiv) Convertible Note dated July 18, 2014; (xv) Convertible Note dated July 24, 2014; (xvi) Convertible Promissory Note dated August 15, 2014; and (xvii) Convertible Promissory Note dated September 23, 2014.

The Board believes that Proposal 2 provides the flexibility the Company needs to satisfy its obligation to raise additional capital to support the Company.  Approval of Proposal 2 will permit the Company to take advantage of opportunities as they arise.

4.	In your revised preliminary proxy statement, please consider Note A to Schedule 14A as well as Items 11 and 13 of Schedule 14A when determining the information that will be included.

Response:

The Company has reviewed the above-referenced provisions in connection with the Company’s Schedule 14A and its responses to the Staff’s above comments, and the Company does not believe any further disclosure is required.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Michael A. Barron

Michael Barron
Chief Executive Officer